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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 12 October 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 12 October 2004

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	London Stock Exchange		Swiss Stock Exchange
Johannesburg Stock Exchange
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr M Salamon
Date of last notice	11 October 2004

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	11 October 2004
No. of securities held prior to change	200 196
Class	Ordinary shares of US$0.50 of BHP Billiton Plc
Number acquired	-
Number disposed	73 305
Value/Consideration	PDS 6.21
No. of securities held after change	126,891
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Following acquisition of shares as a consequence of shares vesting on 8 October 2004 from the BHP Billiton Plc Restricted Share Scheme, Mr Salamon sold on market 73,305 shares.

Part 1 - Change of director's relevant interests in securities (continued..)

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	11 October 2004
No. of securities held prior to change	126 891
Class	Ordinary shares of US$0.50 of BHP Billiton Plc
Number acquired	-
Number disposed	105 042
Value/Consideration	-
No. of securities held after change	21 849
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer into nominee name.

Part 1 - Change of director's relevant interests in securities (Continued...)

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder - Kleinwort Benson (Channel Islands) Limited Designation JC1097-701784
Date of change	11 October 2004
No. of securities held prior to change	0
Class	Ordinary shares of US$0.50 of BHP Billiton Plc
Number acquired	105,042
Number disposed	-
Value/Consideration	N/A
No. of securities held after change	105,042
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer from own name into nominee name as trustees of trusts in which Mr Salamon is a potential beneficiary.
Any additional information

Following the above transfer of shares from own name to nominee name, Mr Salamon's holding of shares in his own name total to 21 849 shares.

Mr Salamon also has an indirect interest in 955 433 shares of BHP Billiton Plc. The registered holders are KB (CI) Nominees Limited and Gardenview Nominees (Pty) Limited as trustees of trusts in which Mr Salamon is a potential beneficiary.

There is no change to report to the above holdings.

Additionally, Mr Salamon as an Executive Director also has a notifiable interest under United Kingdom legislation in 1 736 349 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Share Ownership Trust.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)

Total number of securities over which options or other rights held at the date of this notice	95 295 - shares in BHP Billiton Plc under
                       the Co-Investment Plan

282 762       - Performance Shares in BHP
                      Billiton Plc under the Group
                      Incentive Scheme

  89 056       - maximum number of Deferred
                      Shares in BHP Billiton Plc under
                      the Group Incentive Scheme

________

467 113         Total

Any additional information

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 12 October 2004